Exhibit 99.1
The Board of Directors of Shinhan AI has decided to dissolve the Company

On May 9, 2024, Shinhan Financial Group (hereinafter “SFG”) announced that the board of directors of Shinhan AI Co, Ltd (hereinafter “Shinhan AI”) has decided to dissolve the company. Shinhan AI will withdraw from SFG’s subsidiary as soon as the liquidation process is completed.